MORGAN STANLEY ALLOCATOR FUND

1221 Avenue of the Americas

New York, NY 10020

May 24, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Larry Greene

Division of Investment Management

Re:

Morgan Stanley Allocator Fund

(File Nos. 333-100833 and 811-21248)

Dear Mr. Greene:

Thank you for your telephonic comments on May 10, 2007 regarding the registration statement on Form N-1A for Morgan Stanley Allocator Fund (the “Fund”) filed with the Securities and Exchange Commission on March 26, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide responses or any supplemental explanations to the such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 6 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 24, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.

Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.

   This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

Comment 2.

Please indicate whether the Fund is current with its 40-17G filings.

Response 2.

   The Fund is current with such filings.

Comment 3.

Please advise as to the issue relating to certain captions found on the EDGAR database.

Response 3.

   Our financial printer and the EDGAR Filing desk are addressing the issue.

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Comment 4.

Please advise as to whether a box is checked under the section Approximate Date of Proposed Public Offering.

Response 4.

    The EDGAR database shows a check in the box next to the caption of “On May 31, 2007 pursuant to paragraph (a)(1)”.

COMMENTS TO THE PROSPECTUS

Comment 5.

In the Investment Objective Section please define what is meant by investment return.

Response 5.

   We respectfully acknowledge the comment, but believe the disclosure is sufficient.  However, we wish to supplementally inform you that investment return can derive from capital appreciation/depreciation or income and is the value of an investor's holdings in the Fund above or below the amount the shareholder invested.

Comment 6.

In the Principal Investment Strategies Section please provide the factors that are considered to sell securities.

Response 6.

    The Fund has added such disclosure.

Comment 7.

In the Principal Investment Strategies Section, when discussing high-yield bonds please revise the disclosure to read high-yield, high-risk bonds.

Response 7.

   We respectfully acknowledge the comment, but believe the disclosure regarding high-yield bonds and related risks is sufficient.

Comment 8.

In the Principal Investment Strategies Section please provide the percentage limitations for futures, fixed-income and equity securities.

Response 8.

   We respectfully acknowledge the comment, but believe the disclosure is sufficient.  Please note that the third sentence of the first paragraph under the Principal Investment Strategies Section states that, “The Fund may invest up to 100% of its assets in any one of the three major asset categories mentioned above [in the Prospectus] at any time.”

Comment 9.

In the Principal Investment Strategies Section please clarify the percentage of assets that may be invested in emerging market securities.

Response 9.

   The Fund has added such disclosure.

Comment 10.

In the Principal Investment Strategies Section please define large companies.

Response 10.

     The Fund has added such disclosure.

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Comment 11.

In connection with the Fund’s use of options, please confirm the inclusion of appropriate disclosure regarding “segregating assets”.

Response 11.

     The applicable disclosure is included in the Fund’s SAI.

Comment 12.

In the Principal Risks Section, please provide additional detail regarding the Fund’s investment in investment grade fixed-income securities.

Response 12.

    We respectfully acknowledge the comment, but believe the disclosure is sufficient.

Comment 13.

In the Annual Fund Operating Expenses Table please add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 13.

    The Fund has added such disclosure.

Comment 14.

In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 14.

    We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  We believe to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 15.

In the Fund Management Section, please confirm the teams that manage the fund and that the five year history for each portfolio manager is provided.

Response 15.

    The Fund confirms that such disclosure is included.

Comments to the Statement of Additional Information

Comment 16.

In the Investment Strategies and Risks Section, in connection with the Fund’s use of when, as and if issued securities, please confirm the inclusion of appropriate disclosure regarding “segregating assets”.

Response 16.

     The Fund confirms that such disclosure is included.

Comment 17.

In the section entitled “Portfolio Managers - Portfolio Manager Compensation Structure,” include only the discretionary compensation received by the portfolio managers of the Fund during the last year.

Response 17.

     We believe the current disclosure is in compliance with SEC Release 2004-89.  This Release requires that the SAI include disclosure regarding the structure of, and the method used

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to determine, the compensation of a fund’s portfolio managers.  The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager’s incentives in managing a fund and to shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts.  Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

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the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

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the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (630) 684-6724.  Thank you.

Sincerely,

/s/ Elisa Mitchell

Elisa Mitchell

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